FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 19 April 2002

By:

Mark Edwards
Deputy Company Secretary

ANNOUNCEMENT MADE TO STOCK EXCHANGE

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG Group plc

Notification of Directors' Interests in Shares

(1) Purchase of Shares by Employee Share Scheme Trustee

The Company has today received notification from BG Group Trustees Limited, in its capacity as Trustee of the BG Group Share Incentive Plan (the 'SIP'), that it had purchased 129,185 of the Company's Ordinary Shares of 10p each on 18 April 2002 at a price of 301.25p per share for the benefit of participants in the SIP. Following this transaction the Trustee's interests have increased to 2,751,257 Ordinary Shares (0.08% of the relevant share capital).

The Executive Directors of the Company are beneficiaries under the terms of the Trust Deed of the SIP, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.

(2) Executive Directors

On 18 April, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 256.25p per share under the terms of the SIP. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.

	Ordinary Shares Awarded on 18 April 2002	Revised Beneficial Interest in Ordinary 10p Shares
Andrew Bonfield	**293**	**569**
William Friedrich	**293**	**211,413**

BG Group plc
19 April 2002

website **www.BG-Group.com**